SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STARBUCKS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	855244109
Par Value $0.001 per share	(CUSIP Number of Class of Securities
(Title of Class of Securities)	(Underlying Common Stock))
Paula E. Boggs
executive vice president, general counsel and secretary
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134
(206) 447-1575
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
Copies To:
Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$57,921,172	$3,232

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 24,952,467 shares of the issuer’s common stock and have an aggregate value of $57,921,172 as of April 24, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(A)(1)(H)
EX-99.(A)(1)(I)
EX-99.(A)(1)(J)
EX-99.(A)(1)(K)
EX-99.(A)(1)(L)
EX-99.(A)(1)(M)
EX-99.(A)(1)(N)
EX-99.(A)(1)(O)
EX-99.(A)(1)(P)
EX-99.(A)(1)(Q)

ITEM 1. SUMMARY TERM SHEET.
The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for New Stock Options, dated May 1, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address.

Starbucks Corporation, a Washington corporation (the “Company” or “Starbucks”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 2401 Utah Avenue South, Seattle, Washington 98134, and the telephone number at that address is (206) 447-1575.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain partners (at Starbucks and in this document, Starbucks employees are referred to as partners), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share. A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it has an exercise price per share greater than $19.00 and was granted prior to December 1, 2007 under the Company’s Amended and Restated 2005 Long-Term Equity Incentive Plan (the “2005 Plan”), the Amended and Restated Key Employee Stock Option Plan-1994 or the 1991 Company-Wide Stock Option Plan (all three together, the “Plans”). Partners surrendering Eligible Stock Options will receive in exchange new stock options (the “New Stock Options”) to be granted under the 2005 Plan.

The Company is making the offer to all U.S. and international partners who hold Eligible Stock Options and, as of the date the offer commences, are actively employed by the Company or one of its subsidiaries (excluding the Company’s executive officers and other senior officers designated by the Compensation and Management Development Committee of the board of directors (the “Compensation Committee”), members of the board of directors and certain otherwise eligible partners located outside the United States if, for any reason, the Compensation Committee believes that such international partners’ participation would be illegal, inadvisable or impractical). These partners are collectively referred to as the “Eligible Partners.” To remain eligible to surrender Eligible Stock Options for exchange, and receive New Stock Options, the Eligible Partners must be employed by the Company or one of its subsidiaries on the date the exchange offer commences and remain employed through the date the New Stock Options are granted. The Eligible Partner also must be eligible to participate in the 2005 Plan.

The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Partners and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(H).

The information set forth in the Offer to Exchange under Summary Term Sheet—

Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Partners; Expiration Date; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of New Stock Options, is incorporated herein by reference.
(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Company is both the filing person and the issuer.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Partners; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of New Stock Options; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, and Schedules A-O, is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s board of directors, executive officers and other designated senior officers are not eligible to participate in the offer. The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. See also the Plans attached hereto as Exhibits (d)(1)–(d)(5).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance of Eligible Stock Options; New Stock Options; and Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)	Plans.

Not applicable.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of New Stock Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 6, Conditions of the Exchange Offer, is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended December 28, 2008 and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	The information set forth in the Offer to Exchange under Risk Factors and The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under The Exchange Offer: Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.
(b)	Other Material Information.

Not applicable.
ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated May 1, 2009

(a)(1)(B)	Form of Cover Letter from Howard Schultz to Eligible Partners, dated May 1, 2009, Regarding Offer to Exchange and Related Matters

Exhibit No.	Document
(a)(1)(C)	Letter from Howard Schultz to All Partners, dated May 1, 2009, Announcing Commencement of Stock Option Exchange Program

(a)(1)(D)	Supplemental Frequently Asked Questions

(a)(1)(E)	Form of Partner Presentation Materials and Transcript of Presentation to Partners

(a)(1)(F)	Form of Online Exchange Instructions

(a)(1)(G)	Screenshots from Stock Option Exchange Program Website

(a)(1)(H)	Form of Election Form

(a)(1)(I)	Form of Election Form Rejection Letter

(a)(1)(J)	Form of Notice of Withdrawal

(a)(1)(K)	Form of Notice of Withdrawal Rejection Letter

(a)(1)(L)	Form of Reminder Communication to Eligible Partners Regarding Expiration Date

(a)(1)(M)	Form of Australia Specific Documents

(a)(1)(N)	Form of Germany Specific Documents

(a)(1)(O)	Form of Netherlands Specific Documents

(a)(1)(P)	Form of U.K. Specific Documents

(a)(1)(Q)	Memo to Partners Regarding Stock Option Exchange Program Informational Sessions

(a)(1)(R)	Annual Report on Form 10-K for the fiscal year ended September 28, 2008 (filed with the Securities and Exchange Commission on November 24, 2008 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(S)	Quarterly Report on Form 10-Q for the quarter ended December 28, 2008 (filed with the Securities and Exchange Commission on February 4, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(T)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(b)	Not applicable

(d)(1)	Starbucks Corporation 2005 Amended and Restated Long-Term Equity Incentive Plan, as amended and restated effective March 18, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(2)	2005 Key Employee Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective November 15, 2005 (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2006 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(3)	2005 Company-Wide Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2005 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(4)	Starbucks Corporation Amended and Restated Key Employee Stock Option Plan-1994, as amended and restated effective March 18, 2009 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

Exhibit No.	Document
(d)(5)	Starbucks Corporation 1991 Company-Wide Stock Option Plan, as amended and restated effective March 18, 2009 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STARBUCKS CORPORATION
By:	/s/ Troy Alstead
Troy Alstead
executive vice president, chief financial officer and chief administrative officer

     Date: May 1, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated May 1, 2009

(a)(1)(B)	Form of Cover Letter from Howard Schultz to Eligible Partners, dated May 1, 2009, Regarding Offer to Exchange and Related Matters

(a)(1)(C)	Letter from Howard Schultz to All Partners, dated May 1, 2009, Announcing Commencement of Stock Option Exchange Program

(a)(1)(D)	Supplemental Frequently Asked Questions

(a)(1)(E)	Form of Partner Presentation Materials and Transcript of Presentation to Partners

(a)(1)(F)	Form of Online Exchange Instructions

(a)(1)(G)	Screenshots from Stock Option Exchange Program Website

(a)(1)(H)	Form of Election Form

(a)(1)(I)	Form of Election Form Rejection Letter

(a)(1)(J)	Form of Notice of Withdrawal

(a)(1)(K)	Form of Notice of Withdrawal Rejection Letter

(a)(1)(L)	Form of Reminder Communication to Eligible Partners Regarding Expiration Date

(a)(1)(M)	Form of Australia Specific Documents

(a)(1)(N)	Form of Germany Specific Documents

(a)(1)(O)	Form of Netherlands Specific Documents

(a)(1)(P)	Form of U.K. Specific Documents

(a)(1)(Q)	Memo to Partners Regarding Stock Option Exchange Program Informational Sessions

(a)(1)(R)	Annual Report on Form 10-K for the fiscal year ended September 28, 2008 (filed with the Securities and Exchange Commission on November 24, 2008 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(S)	Quarterly Report on Form 10-Q for the quarter ended December 28, 2008 (filed with the Securities and Exchange Commission on February 4, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(T)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(b)	Not applicable

(d)(1)	Starbucks Corporation 2005 Amended and Restated Long-Term Equity Incentive Plan, as amended and restated effective March 18, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(2)	2005 Key Employee Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective November 15, 2005 (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2006 (SEC File No. 000-20322) and incorporated herein by reference)

Exhibit No.	Document
(d)(3)	2005 Company-Wide Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2005 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(4)	Starbucks Corporation Amended and Restated Key Employee Stock Option Plan-1994, as amended and restated effective March 18, 2009 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(5)	Starbucks Corporation 1991 Company-Wide Stock Option Plan, as amended and restated effective March 18, 2009 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable